UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Erica H. Radcliffe

First Reserve

262 Harbor Drive, Third Floor

Stamford, CT 06902

(203) 661-6601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Crestwood Permian Basin Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

*

All percentages of common units representing limited partner interests (“Crestwood Common Units”) in Crestwood Equity Partners LP (the “Issuer”) contained herein are based on 109,238,183 Crestwood Common Units outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Charlie AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Crestwood Common Units outstanding contained herein are based on 109,238,183 Crestwood Common Units outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Crestwood Common Units outstanding contained herein are based on 109,238,183 Crestwood Common Units outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Crestwood Common Units outstanding contained herein are based on 109,238,183 Crestwood Common Units outstanding as of the date hereof, based on information received from the Issuer.

Item 1. Security and the Issuer.

This Schedule 13D (this “Schedule 13D”) relates to common units representing limited partner interests (“Crestwood Common Units”) of Crestwood Equity Partners LP (the “Issuer”), a Delaware limited partnership, having its principal executive offices at 811 Main Street, Suite 3400, Houston, TX 77002.

Item 2. Identity and Background.

(a)-(c) This Schedule 13D is filed jointly on behalf of: (i) FR XIII Crestwood Permian Basin Holdings LLC (“First Reserve XIII”), (ii) FR XIII Charlie AIV, L.P. (“Charlie AIV”), (iii) First Reserve GP XIII, L.P. (“XIII GP”), and (iv) First Reserve GP XIII Limited (“XIII Limited” together with First Reserve XIII, Charlie AIV, and XIII GP, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A hereto.

The principal business office and address of each of the Reporting Persons is c/o First Reserve, 262 Harbor Drive, Third Floor, Stamford, Connecticut 06902.

The securities are held directly by First Reserve XIII. Charlie AIV is the managing member of First Reserve XIII. XIII GP is the general partner of Charlie AIV. XIII Limited is the general partner of XIII GP.

The principal business of First Reserve XIII is making equity and equity related investments in certain companies. The principal business of Charlie AIV is acting as managing member of First Reserve XIII and related entities. The principal business of XIII GP is acting as the general partner of First Reserve XIII and related entities. The principal business of XIII Limited is acting as the general partner of XIII GP and related entities.

Current information concerning the identity and background of each executive officer and director of XIII Limited is set forth on Schedule I, which is incorporated herein by reference in response to this Item 2.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) XIII Limited is a Cayman Islands exempted limited company. XIII GP and Charlie AIV are each Cayman Islands limited partnerships. First Reserve XIII is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On July 11, 2022, the Issuer completed the transactions contemplated by that certain Contribution Agreement dated May 25, 2022 (the “Contribution Agreement” and the completion of such transactions, the “Closing”) by and between the Issuer and First Reserve XIII. Pursuant to the Contribution Agreement, First Reserve XIII contributed to the Issuer the 50% equity interest owned by First Reserve XIII in Crestwood Permian Basin Holdings LLC, a Delaware limited liability company (“CPJV”) in exchange for 11,275,546 Crestwood Common Units (the “CPJV Contribution”).

The Contribution Agreement contains customary indemnification provisions for the Issuer and First Reserve XIII to obtain damages from each other due to breaches of representations or warranties or due to failure to comply with covenants contained in the Contribution Agreement.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement which is filed as Exhibit B hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Crestwood Common Units in connection with the Closing.

Except as described in this Schedule 13D, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Crestwood Common Units or any securities exercisable for or convertible into Crestwood Common Units, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Crestwood Common Units or any securities exercisable for or convertible into Crestwood Common Units or dispose of any or all of Crestwood Common Units or any securities exercisable for or convertible into Crestwood Common Units (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, First Reserve XIII, in its respective capacity as a unitholder of the Issuer, Charlie AIV in its capacity as managing member of First Reserve XIII, XIII GP in its capacity as the general partner of Charlie AIV and XIII Limited, on behalf of XIII GP as its general partner, may engage in communications with one or more other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of Crestwood Equity GP LLC, the general partner of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 11,275,546 Crestwood Common Units held directly by First Reserve XIII. Based on 109,238,183 Crestwood Common Units outstanding as of July 11, 2022 (based on information provided by the Issuer), the Reporting Persons collectively may be deemed to beneficially own 10.3% of the total outstanding Crestwood Common Units.

Each of the Reporting Persons be deemed to beneficially own the Common Units reported herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than First Reserve XIII ) or the persons set forth on Schedule I is the beneficial owner of the Crestwood Common Units referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person set forth on Schedule I, has effected any transactions in Crestwood Common Units during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

In connection with the Contribution Agreement and concurrently with the Closing, the Issuer entered into a Registration Rights Agreement (“Registration Rights Agreement”) and a Director Nomination and Voting Support Agreement (the “Voting Agreement”).

The Registration Rights Agreement grants First Reserve XIII and certain of its affiliates (the “Unitholders”) certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the resale of the Crestwood Common Units owned by the Unitholders (including by having their Crestwood Common Units registered for resale in certain other registration statements filed by the Issuer or in certain underwritten offerings proposed by the Issuer) and, under certain circumstances, to require the Issuer to initiate up to three underwritten offerings for such Crestwood Common Units, subject to a minimum threshold.

Also pursuant to the Registration Rights Agreement, for a period of two years following the Closing, the Issuer will have a right of first offer in connection with certain sales by the Unitholders of Crestwood Common Units.

The Voting Agreement grants First Reserve XIII certain designation rights pursuant to which First Reserve XIII may cause the Board to elect the Designees, as that term is defined under the Voting Agreement, selected by First Reserve XIII. Pursuant to the Voting Agreement and concurrently with the Closing, First Reserve XIII appointed Gary D. Reaves, an employee of XIII Limited, as Board observer. Upon the earlier of (i) the occurrence of a vacancy on the Board or (ii) January 1, 2023, First Reserve XIII may designate one director to the Board. Such board designation right shall terminate on the earlier to occur of First Reserve XIII and its Affiliates (as that term is defined under the Voting Agreement) (A) owning less than 7.5% of the issued and outstanding Crestwood Common Units or (B) selling, transferring or divesting to third parties who are not Affiliates more than 33% of the Crestwood Common Units received by First Reserve XIII as consideration for the CPJV Contribution.

In addition, until the termination of the Voting Agreement, First Reserve XIII has committed to appear in person or by proxy at each annual meeting or special meeting of unitholders of the Issuer and any meeting or action by written consent of the Issuer’s unitholders called or held in lieu thereof and vote all voting securities of the Issuer beneficially owned by it in accordance with the Board’s recommendations with respect to any and all proposals submitted to the unitholders of Issuer.

The foregoing description of the Contribution Agreement, Registration Rights Agreement and Voting Agreement do not purport to be complete and each is qualified in its entirety by reference to the Contribution Agreement and the Registration Rights Agreement and Voting Agreement filed as exhibits hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

A. Joint Filing Agreement, dated as of July 15, 2022, by and among the Reporting Persons (filed herewith).

B Contribution Agreement, dated as of May 25, 2022, by and between FR XIII Crestwood Permian Basin Holdings LLC and Crestwood Equity Partners LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on May 26, 2022).

C. Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on July 15, 2022).

D. Director Nomination and Voting Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on July 15, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022

FR XIII CRESTWOOD PERMIAN BASIN HOLDINGS LLC

By:	FR XIII Charlie AIV, L.P., its managing member
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FR XIII CHARLIE AIV, L.P.

By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII, L.P.

By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII LIMITED

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP XIII Limited (each a “Covered Person”) are set forth below. Each Covered Person is a United States Citizen and has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve).

Name	Position with First Reserve GP XIII Limited	Business Address
Edward Bialas*	Managing Director	5847 San Felipe Street, Houston, TX 77057

William Brown*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Patrick Carroll	Chief Financial Officer	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

Anne Gold*	Counsel	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

John Hill*	Managing Director	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

Will Honeybourne*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Alex Krueger*	President & CEO	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

Jeffrey Quake*	Managing Director	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

Erica Radcliffe*	CCO & General Counsel	5847 San Felipe Street, Houston, TX 77057

Gary Reaves*	Managing Director	5847 San Felipe Street, Houston, TX 77057

Joshua Weiner*	Managing Director	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902

Neil Wizel*	Managing Director	5847 San Felipe Street, Houston, TX 77057

*	Member of the Board of Directors of First Reserve GP XIII Limited